SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                     _____________________


                           FORM 11-K

                         ANNUAL REPORT


                Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934

                     _____________________


       [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934.

          For the fiscal year ended December 31, 2000

                               OR

       [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934.

           For the transition period from _______ to ______


                 Commission file number 1-7981



                    Full title of the Plan:

     The Variable Annuity Life Insurance Company Agents'
                  and Managers' Thrift Plan



 Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                  AMERICAN GENERAL CORPORATION
                       2929 Allen Parkway
                     Houston, Texas  77019








THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2000




Audited Financial Statements

  Report of Independent Auditors  . . . . . . . . . . . . . . . . . . .    1
  Statements of Net Assets Available for Benefits . . . . . . . . . . .    2
  Statements of Changes in Net Assets Available for Benefits  . . . . .    3
  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .    4


Schedules

  Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year) . .   11
  Schedule H, Line 4 (j) - Schedule of Reportable Transactions  . . . .   12






                Report of Independent Auditors


Administrative Board
The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan

We have audited the accompanying statements of net assets available for benefits of The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000), and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the
responsibility of the Plan's management.   The supplemental schedules have
been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




Houston, Texas
May 25, 2001






THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

In thousands



                                                          December 31,
                                                     2000            1999


Assets
  Investments (See Note C) . . . . . . . . . .    $ 147,874       $ 148,093


  Receivables
   Participant contributions . . . . . . . . .           36              37
   Interest  . . . . . . . . . . . . . . . . .          111             162
   Dividends . . . . . . . . . . . . . . . . .          535               -
   Other . . . . . . . . . . . . . . . . . . .          438               -

   Total receivables . . . . . . . . . . . . .        1,120             199

        Total assets . . . . . . . . . . . . .    $ 148,994       $ 148,292

Liabilities
  Payables
   Forfeitures . . . . . . . . . . . . . . . .    $      66       $     392
   Purchases not yet settled . . . . . . . . .          108               -
   Other . . . . . . . . . . . . . . . . . . .           31              43

   Total liabilities . . . . . . . . . . . . .          205             435

Net assets available for benefits  . . . . . .    $ 148,789       $ 147,857









The accompanying notes are an integral part of these financial statements.



THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

In thousands


                                                           Years Ended
                                                           December 31,
                                                      2000             1999


Additions to net assets
   Investment income
   Dividends  . . . . . . . . . . . . . . . . .     $   5,542         $ 3,442
   Interest . . . . . . . . . . . . . . . . . .           666             556
   Net (depreciation) appreciation in fair
     value of investments (See Note C)  . . . .          (721)          2,780
       Total investment income  . . . . . . . .         5,487           6,778

   Contributions
      Companies'  . . . . . . . . . . . . . . .         3,780           3,978
      Participants' . . . . . . . . . . . . . .         7,975           6,875
          Total contributions . . . . . . . . .        11,755          10,853


             Total additions  . . . . . . . . .        17,242          17,631

Deductions from net assets
   Benefits
      American General Corporation common
        stock   . . . . . . . . . . . . . . . .        10,052          13,522
      Cash  . . . . . . . . . . . . . . . . . .         6,166           7,062
   Forfeitures  . . . . . . . . . . . . . . . .            87             144
   Participant loan origination fees  . . . . .             5               5

             Total deductions   . . . . . . . .        16,310          20,733

             Net increase (decrease). . . . . .           932          (3,102)

Net assets available for benefits
             Beginning of year  . . . . . . . .       147,857         150,959

             End of year  . . . . . . . . . . .     $ 148,789       $ 147,857







The accompanying notes are an integral part of these financial statements.




THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES


The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan (the Plan) financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Fair values of other investments are reported as follows: 1) investment in The Variable Annuity Life Insurance Company (VALIC, also referred to as the Company)group deposit administration contract, at contract value (see Note E); 2) investments in the North American (NA) Core Equity and AG Stock Index Funds, formerly American General Series Portfolio Company (AGSPC) Growth and Stock Index Funds, the Putnam OTC & Emerging Growth Fund, the Templeton Foreign Fund, and the Vanguard Fixed Income Securities Fund, at quoted net asset value; and 3) short-term investments, at cost which approximates fair value. NA is an open-end management investment company (mutual fund) whose investment advisor is The Variable Annuity Life Insurance Company (VALIC). VALIC is a wholly owned subsidiary of American General.

Participant loans are recorded as plan investments at amortized values.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

Benefits payable to participants are not accrued as liabilities in the financial statements.

The preparation of financial statements requires management to make estimates that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.









THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan offered to eligible agents and managers of VALIC and American General Financial Advisors (the Companies). The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

Substantially all of the costs of administering the Plan are paid by VALIC.

Investment Options

Participants may direct their employee contributions in one of seven funds or a combination of each fund. These funds invest in: 1) shares of American General common stock (Stock Fund); 2) a deposit administration group annuity contract issued by VALIC (Cash Fund); 3) shares of the NA AG Stock Index Fund (Stock Index Fund), formerly called AGSPC Stock Index Fund; 4) shares of the Putnam OTC & Emerging Growth Fund (Mid-Cap Fund), formerly called Small-Cap Fund; 5) shares of the NA Core Equity Fund (Large-Cap Blend Fund), formerly called AGSPC Growth Fund; 6) shares of the Templeton Foreign Fund (International Fund); and 7) shares of the Vanguard Fixed Income Securities Fund (Bond Fund). The Companies' contributions are invested solely in the Stock Fund; however, participants age 60 or older can direct the investment of their employer matching contributions into any of the available funds.

Amounts which have not yet been used to purchase investments in the Stock Fund are temporarily invested in short-term investments. Income from these short-term investments is allocated to Plan participants based on current contributions.

Contributions

Employees who elect to participate contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to eight percent of base pay, subject to the contribution limitations discussed below. The Companies contribute an amount equal to 100 percent of the first three percent of the participant's basic contribution, plus 50 percent of the next three percent of the participant's basic contribution. This matching contribution complies with the safe harbor provisions of the IRC Section 401(k)(12).








THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued


Contribution Limitations

For 2000 and 1999, the total amount of participant pretax contributions is limited to $10,500 and $10,000, respectively. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 2000 and 1999, the total amount of base pay that can be used in determining contributions under the Plan is $170,000 and $160,000, respectively.

Participant Accounts

Each participant's account is credited with the participant's and the Companies' contributions and an allocation of Plan earnings. Allocation of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Effective January 1, 1999, the participants immediately become 100 percent vested in the Companies' contributions made in 1999 and subsequent years. These changes were made to allow the Plan to meet the safe harbor provisions of IRC 401(k)(12). Vesting in the Companies' contributions made prior to January 1, 1999, and the earnings thereon, become vested at a rate of twenty percent per year beginning in the third year of service. A participant would therefore be 100 percent vested in those contributions after 7 years of service, or, if earlier, upon the attainment of normal retirement age (as defined in the Plan document), death, or disability.










THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and non-vested, of the account exceeded $5,000, and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account as of the last business day of the month in which the distribution request is made. Distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the employee reaches age 70-1/2, or the calendar year in which the employee retires.

Participant Loans

Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 60 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures

Due to the adoption of safe harbor provisions of IRC Section 401(k) (12), for years beginning after December 31, 1998, the Companies' contributions made after January 1, 1999 are immediately fully vested and nonforfeitable.

Forfeitures that occur on the Companies' contributions made prior to January 1, 1999, will continue to be used to reinstate balances of rehired participants and reduce future Company contributions.


NOTE C--INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.


In thousands

                                                         December 31,
                                                    2000             1999

American General Corporation
   common stock . . .  . . . . . . . . . . . . .  $116,345*        $114,504*
North American AG Stock Index Fund . . . . . . .    11,024           13,944



*Includes both participant and nonparticipant-directed (See Note D)





THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE C--INVESTMENTS--Continued

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated(depreciated) in value as follows:

In thousands

                                                          Years Ended
                                                          December 31,
                                                     2000             1999

   Mutual funds . . . . . . . . . . . . . . . .  $  (9,065)        $ 5,743
   Common stock . . . . . . . . . . . . . . . .      8,344          (2,963)
                                                 $    (721)        $ 2,780


NOTE D--NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Stock Fund is as follows:

In thousands


                                                          December 31,
                                                     2000              1999
Assets
     Short Term Investments . . . . . . . . . .  $     125          $     827
     Common stock . . . . . . . . . . . . . . .    116,346            114,504
     Dividends receivable . . . . . . . . . . .        535                  -
     Other receivables  . . . . . . . . . . . .        438                  -
     Total assets . . . . . . . . . . . . . . .  $ 117,444          $ 115,331

Liabilities
     Forfeitures payable  . . . . . . . . . . .  $     (66)         $    (392)
     Unsettled purchases  . . . . . . . . . . .       (108)                 -
     Other payable  . . . . . . . . . . . . . .        (31)               (43)
     Total liabilities  . . . . . . . . . . . .  $    (205)         $    (435)

Net assets  . . . . . . . . . . . . . . . . . .  $ 117,239          $ 114,896


                                                          Years Ended
                                                          December 31,
                                                     2000              1999
Changes in net assets
   Contributions . . . . . . . . . . . . . . . . $   6,124          $  6,385
   Dividends & Interest  . . . . . . . . . . . .     2,743             2,676
   Net appreciation(depreciation). . . . . . . .     8,344            (2,963)
Benefits paid to participants  . . . . . . . . .   (12,930)          (17,900)
Interfund Transfers  . . . . . . . . . . . . . .    (1,938)           (1,120)
                                                 $   2,343         $ (12,922)

The Stock Fund contains both participant and nonparticipant-directed contributions with earnings not separately determinable; therefore, the Stock Fund is considered a total nonparticipant-directed investment option.




THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE E--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains an investment contract with VALIC, a wholly owned subsidiary of American General. The deposit administration group annuity contract is valued at contract value, which approximates fair value, and represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract is reset annually by VALIC.

The contract had a guaranteed minimum rate of 6.25% for 2000 and 1999. Any earnings in excess of the guaranteed minimum rate are credited to the participants.

The effective earned yield is calculated based on the calendar year. The effective earned yield of the investment contract for 2000 and 1999 was 7.90% and 7.87%, respectively.


NOTE F--PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE G--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


 In thousands

                                                         December 31,
                                                    2000           1999

Net assets available for benefits
  per the financial statements . . . . . . . . .  $ 148,789      $ 147,857
Benefits payable to withdrawing participants . .       (180)          (155)
Net assets available for benefits
  per Form 5500  . . . . . . . . . . . . . . . .  $ 148,609      $ 147,702










THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE G--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500--Continued


The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:


In thousands

                                                          Year Ended
                                                       December 31, 2000

Benefits paid to participants per the
  financial statements
    American General Corporation common stock . . . . .     $ 10,052
    Cash   . . . . . . .  . . . . . . . . . . . . . . .        6,166
      Total benefits paid to participants per
        the financial statements  . . . . . . . . . . .       16,218
Benefits payable to withdrawing participants at
  year end  . . . . . . . . . . . . . . . . . . . . . .          180
Benefits payable to withdrawing participants at
  beginning of year . . . . . . . . . . . . . . . . . .         (155)
      Benefits paid to participants per
        Form 5500 . . . . . . . . . . . . . . . . . . .     $ 16,243


NOTE H--FEDERAL INCOME TAXES

The Plan received a determination letter from the Internal Revenue Service dated December 8, 1995, stating that the plan as then written, was qualified under Section 401(a) of the IRC, and therefore, the related trust was exempt from taxation. The plan has been completely restated since receiving that determination letter. Once qualified, the Plan is required to operate in conformity with the IRC and the plan provisions to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

NOTE I--SUBSEQUENT EVENTS

Effective July 1, 2001, the Company intends to merge the assets of the Plan into the American General Employees' Thrift and Incentive Plan and INVESCO Retirement Plan Services Company will become the successor recordkeeper and trustee.









THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

SCHEDULE H, LINE 4 (i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2000

EIN: 74-1625348
PN: 018

In thousands, except share amounts
                                                                      Fair
  Issuer                 Description                    Cost          Value


American General        1,427,548 shares of           $ 46,085     $ 116,345
  Corporation*            common stock

North American*         284,116 shares of North
                          American Stock Index Fund         **        11,024



The Variable Annuity    Deposit administration              **         6,100
Life Insurance Company*   group annuity contract




Putnam                  427,218 shares of Putnam OTC        **         5,947
                          & Emerging Growth Fund


Participant Notes*      Loans issued at interest            **         3,171
                          rates between 8.75%
                          and 10.5%


North American*         184,760 shares of North American    **         2,642
                          Core Equity Fund


Templeton                203,479 shares of Templeton        **         2,104
                          Foreign Fund


Vanguard                 49,119 shares of Vanguard          **           415
                           Fixed Income Securities
                           Fund

State Street Bank        Short-term investments             **           126
 & Trust Company*          in money-market fund

                                                      $ 46,085     $ 147,874


*Party in interest

**Cost not required for participant-directed investments




THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

SCHEDULE H, LINE 4 (j) - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2000

EIN: 74-1625348
PN: 018

In thousands


                                                              Current
                                                              Value of
Identity of                                         Cost     Asset on    Net
  Party                       Purchase    Selling    of     Transaction  Gain
Involved      Description     Price      Price     Asset       Date     (Loss)


Category (iii) - Series of non-participant directed transactions in excess of 5% of net assets available for benefits


State Street   S/T Investments $12,714     $  -    $12,714   $12,714    $  -
 Bank & Trust
 Company


State Street   S/T Investments       -    13,415    13,415    13,415       -
 Bank & Trust
 Company


 (A)           Company Stock    13,553         -    13,553    13,553       -
 (A)           Company Stock         -     9,076     3,872     9,076   5,204
 (A)           Company Stock         -    10,052     3,067    10,052   6,985



(A)  Parties involved are not presented, as permitted by Section 25250.103-6
     (d)(1)(i) of the Department of Labor's Rules and Regulations.


Note: Includes both participant-directed and nonparticipant-directed transactions as these can not be separately determined.













                          SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



		                             THE VARIABLE ANNUITY LIFE
                		             INSURANCE COMPANY AGENTS'
                               		     AND MANAGERS' THRIFT PLAN


June 22, 2001
	                      	       	     PATRICIA R. MCCANN
                                             Patricia R. McCann,
                                             Vice President - Benefits & Payroll












                           Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-13395) pertaining to The Variable Annuity Life
Insurance Company Agents' and Managers' Thrift Plan of our report dated May 25, 2001, with respect to the financial statements and schedules of The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.


                                               ERNST & YOUNG LLP



Houston, Texas
June 22, 2001